

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Mark J. Parrell
Chief Financial Officer
Equity Residential and ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, IL 60606

> **Re:** **Equity Residential**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-12252**
>
> **ERP Operating Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 0-24920**

Dear Mr. Parrell:

We have reviewed your response dated April 5, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1.   We note your response to prior comment 1. In future filings please identify the properties that are added to and removed from same store properties for each year presented.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief